UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s Name Into English)

Avenida República do Chile, 65

20035-900-Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)         Form 20-F     ☒             Form 40-F     ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)         Yes    ☐            No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-.)

PETROBRAS ANNOUNCES FIRST QUARTER OF 2005 RESULTS

(Rio de Janeiro – June 13, 2005) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

PETROBRAS reported consolidated net income of U.S.$ 2,046 million and consolidated net operating revenues of U.S.$ 10,734 million for the first quarter of 2005, compared to consolidated net income of U.S.$ 1,337 million and consolidated net operating revenues of U.S.$ 7,935 million for the first quarter of 2004.

COMMENTS FROM THE CEO, MR. JOSE EDUARDO DE BARROS DUTRA

In the first quarter of 2005, we continued to consolidate our strategy and solidify the foundation to achieve impressive growth in our production. The positive results are a combination of favorable macroeconomic factors and our excellent operating performance.

In the quarter, U.S.$ 2,132 million was invested in Brazil and abroad, including project finance investments. The Exploration and Production and Supply areas received 58.6% and 18.3%, of the total amount invested, respectively.

We also managed to advance on several operating and corporate fronts in line with our Strategic Plan, some of which I highlight below:

•	Oil production began at FPSO P-48 on February 28, 2005. This unit, the second of the Barracuda and Caratinga project to begin operations, has the capacity to produce 150 thousand barrels of oil per day;

•	The start-up of FPSO P-48 and certain other projects combined with operational measures that seek to improve production capacity at our facilities, allowed us to achieve a new daily oil production record in Brazil. On March 30, 2005, our production was 1,651 thousand barrels per day. Several production records were subsequently surpassed, reinforcing our belief that we will be able to increase our average production to 1,700 thousand barrels per day in 2005;

•	The execution of contracts for U.S.$ 910 million in financing to implement the Director Plan for Oil Treatment and Transport in the Campos Basin (PDET). This plan includes assets associated with oil production and transportation from five platforms to be installed in the Campos Basin;

•	New discovery of light oil on the coast of the state of Espírito Santo, in wells drilled in the Golfinho field;

•	Discovery of light oil 33-grade API in the Santos Basin, located in the state of Rio de Janeiro, which also allowed us to book the natural gas discoveries made previously at well 1-RJ-587 as proved reserves;

•	Our refineries in Brazil broke records in the daily processing of oil with a volume of 1,870 thousand barrels per day. This result, achieved on March 9, 2005, is due to the integrated work of our teams, which seek to assure profitability and meet market needs according to the most advanced standards of environmental preservation; and

•	The start of exploration activities in Libya, which is the fourth African country in which we conduct operations.

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We close the first quarter of 2005 with the certainty of having achieved many of our objectives, mainly those focused on growth of the production of oil, natural gas and by-products.

We continue our preparations to achieve average daily production of 3,421 thousand barrels of oil equivalent in Brazil and abroad by 2010. This production volume will place us among the largest oil companies in the world.

Each quarter, with the consolidation of our goals and repeated record-breaking, we are even more certain that our future – thanks to the creativity and determination of our workforce – is to obtain profitable and sustainable growth for all of our shareholders.

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Financial Highlights

		For the first quarter of
4Q-2004		2005	2004
	Income statement data
14,722	Sales of products and services	14,782	11,176
10,701	Net operating revenues	10,734	7,935
552	Financial income (expense), net	(32)	(387)
1,707	Net income	2,046	1,337
1.56	Basic and diluted earnings per common and preferred share	1.87	1.22
	Other data
41.5	Gross margin (%) (1)	51.5	48.9
16.0	Net margin (%) (2)	19.1	16.8
64	Debt to equity ratio (%) (3)	62	67
	Financial and Economic Indicators
44.00	Brent crude (U.S.$/bbl)	47.50	31.95
2.7862	Average Commercial Selling Rate for U.S. Dollars (R$/U.S.$)	2.6672	2.8985
2.6544	Period-end Commercial Selling Rate for U.S. Dollars (R$/U.S.$)	2.6662	2.9086

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.

(2)	Net margin equals net income divided by net operating revenues.

(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

	U.S. $ million
	03.31.2005	12.31.2004	Percent Change (03.31.2005 versus 12.31.2004)	03.31.2004
Balance sheet data
Total assets	64,589	63,082	2.4	53,782
Cash and cash equivalents	6,576	6,856	(4.1)	6,838
Short-term debt	1,014	547	85.4	759
Total long-term debt	12,918	13,344	(3.2)	13,135
Total project financings	5,719	5,712	0.1	5,908
Total capital lease obligations	1,315	1,335	(1.5)	1,536
Net debt (1)	14,390	14,082	2.2	14,200
Shareholders’ equity (2)	24,397	22,506	8.4	17,596
Total capitalization (3)	45,363	43,444	4.4	38,934

	U.S. $ million
	03.31.2005	12.31.2004	03.31.2004
Reconciliation of Net debt
Total long-term debt	12,918	13,334	13,135
Plus short-term debt	1,014	547	759
Plus total project financings	5,719	5,712	5,908
Plus total capital lease obligations	1,315	1,335	1,536
Less cash and cash equivalents	6,576	6,856	6,838
Less Junior Notes(4)	—	—	300
Net debt (1)	14,390	14,082	14,200

(1)	Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)	Shareholders’ equity includes unrecognized losses in the amount of U.S.$ 1,967 million at March 31, 2005, U.S.$ 1,975 million at December 31, 2004 and U.S.$ 1,578 million at March 31, 2004, in each case related to “Amounts not recognized as net periodic pension cost”.

(3)	Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations

(4)	In May 2004, PFL and the PF Export Trust, executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes.

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OPERATING HIGHLIGHTS

		For the first quarter of
4Q-2004		2005	2004
	Average daily crude oil and gas production
1,680	Crude oil and NGLs (Mbpd) (1)	1,707	1,643
1,511	Brazil	1,543	1,475
169	International	164	168
2,160	Natural gas (Mmcfpd) (2)	2,184	2,118
1,602	Brazil	1,596	1,566
558	International	588	552
	Crude oil and NGL average sales price (U.S. dollars per bbl)
35.11	Brazil (3)	37.48	29.53
27.18	International	31.31	25.37
	Natural gas average sales price (U.S. dollars per Mcf)
2.14	Brazil	1.95	1.89
1.29	International	1.33	1.18
	Lifting costs (U.S. dollars per boe)
	Crude oil and natural gas – Brazil
12.50	Including government take (4)	13.54	9.73
4.76	Excluding government take (4)	5.95	4.30
2.90	Crude oil and natural gas – International	2.55	2.45
	Refining costs (U.S. dollars per boe)
1.61	Brazil	1.82	1.22
1.22	International	1.26	1.14
	Refining and marketing operations (Mbpd)
2,125	Primary Processed Installed Capacity	2,114	2,106
	Brazil
1,996	Installed capacity	1,985	1,977
1,727	Output of oil products	1,708	1,726
89%	Utilization	87%	88%
	International
129	Installed capacity	129	129
106	Output of oil products	108	99
83%	Utilization	83%	75%
77	Domestic crude oil as % of total feedstock processed	79	77
	Imports (Mbpd)
452	Crude oil imports	322	417
132	Oil product imports	46	74
126	Import of gas, alcohol and others	115	105
	Exports (Mbpd)
137	Crude oil exports	161	191
193	Oil product exports	235	196
10	Fertilizer and other exports	11	4

370	Net imports	76	205
	Sales Volume (thousand bpd)
1,625	Oil Products	1,546	1,489
34	Alcohol and Others	29	28
227	Natural Gas	214	194

1,886	Total	1,789	1,711
614	Distribution	531	430
(548)	Inter-company sales	(488)	(386)

1,952	Total domestic market	1,832	1,755
341	Exports	406	391
272	International sales	253	250
114	Other operations (5)	166	132

727	Total international market	825	773

2,679	Total	2,657	2,528

(1)	Includes production from shale oil reserves.

(2)	Does not include liquefied natural gas. Includes reinjected gas.

(3)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.

(4)	Government take includes royalties, special government participation and rental of areas.

(5)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).

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ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGLs

Domestic crude oil and NGL production increased 4.6% to 1,543 thousand barrels per day for the first quarter of 2005, as compared to 1,475 thousand barrels per day for the first quarter of 2004. This increase was primarily due to: (1) the production start-up of FPSO-MLS (Marlim Sul) in June 2004; and (2) the anchoring and initial test production of platforms P-43 (Barracuda) and P-48 (Caratinga) in December 2004 and February 2005, respectively. These projects allowed us to achieve a record daily oil production in Brazil of 1,651 thousand barrels on March 30, 2005. In April 2005, we reached a new average oil production record of 1,704 thousand barrels per day.

International crude oil and NGL production decreased 2.4% to 164 thousand barrels per day for the first quarter of 2005, as compared to 168 thousand barrels per day for the first quarter of 2004, principally due to the decline in production in some mature fields at the facilities Argentina.

Natural Gas

Domestic natural gas production increased 1.9% to 1,596 million cubic feet per day (Mmcfpd) for the first quarter of 2005, as compared to 1,566 Mmcfpd for the first quarter of 2004. This increase was primarily the result of the Cabiúnas project, which is a program designed to meet the petrochemical sector’s increased demands for natural gas.

International gas production increased 6.5% to 588 million cubic feet per day for the first quarter of 2005, as compared to 552 million cubic feet per day for the first quarter of 2004, principally due to increased production in Bolivia as a result of increased demand in Brazil and Argentina.

Lifting Costs

Our lifting costs in Brazil, excluding government take (comprised of royalties, special government participation and rental of areas), increased 38.4% to U.S.$ 5.95 per barrel of oil equivalent for the first quarter of 2005, from U.S.$ 4.30 per barrel of oil equivalent for the first quarter of 2004. This increase was primarily due to: (1) greater consumption of chemical products for the removal of obstructions and elimination of toxic gases, principally at Marlim; (2) increased expenses for specialized technical services for restoration and maintenance, mobilization of building structures and equipment; (3) additional costs for personnel transport, vessel support and undersea operations; and (4) increased personnel expenses primarily related to: (a) overtime payments as set forth in our collective bargaining agreement, (b) an increase in our workforce, and (c) a revision in the actuarial calculations relating to future health care and pension benefits.

Our lifting costs in Brazil, including government take, increased 39.2% to U.S.$ 13.54 per barrel of oil equivalent for the first quarter of 2005, from U.S.$ 9.73 per barrel of oil equivalent for the first quarter of 2004, due primarily to: (1) the increased operating expenses mentioned above; (2) increased expenses from special governmental participation due to the higher average reference price for domestic oil, which is based on international market prices; and (3) the 8.0% decrease in the average Real/U.S. dollar exchange rate for the first quarter of 2005 as compared to the average Real/U.S. dollar exchange rate for the first quarter of 2004.

Our international lifting costs increased 4.1% to U.S.$ 2.55 per barrel of oil equivalent for the first quarter of 2005, as compared to U.S.$ 2.45 per barrel of oil equivalent for the first quarter of 2004. This increase was primarily due to increased maintenance and third-party services expenses in Argentina and the United States.

Refining

The feedstock processed (output of oil products) by refineries in Brazil decreased 1.0% to 1,708 Mbpd during the first quarter of 2005, from 1,726 Mbpd during the first quarter of 2004, as a result of a planned

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stoppage of the distillation, cracking and propane units of the Capuava refinery (RECAP).

Refining costs

Domestic unit refining costs increased 49.2% to U.S.$ 1.82 per barrel of oil equivalent for the first quarter of 2005, as compared to U.S.$ 1.22 per barrel of oil equivalent for the first quarter of 2004. This increase was primarily due to: (1) increased personnel expenses primarily related to: (a) overtime payments as set forth in our collective bargaining agreement, (b) an increase in our workforce; and (c) a revision in the actuarial calculations relating to future health care and pension benefits; (2) costs associated with planned stoppages at certain refineries; and (3) third-party services, mainly for corrective maintenance.

International unit refining costs increased 10.5% to U.S.$1.26 per barrel of oil equivalent for the first quarter of 2005, as compared to U.S.$ 1.14 per barrel of oil equivalent for the first quarter of 2004. This increase was primarily due to increased personnel expenses, increases in the refineries’ gas and electricity consumption, and contracted services for facility maintenance in Argentina.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas, increased 4.4% to 1,832 thousand barrels per day for the first quarter of 2005, as compared to 1,755 thousand barrels per day for the first quarter of 2004. The increase was primarily due to the rise in sales of diesel oil and gasoline. The increase was partially offset by a reduction in the sales of naphtha and fuel oil due to lower demand for these oil by-products.

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ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

•	domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our expenses include:

•	costs of sales (which are comprised primarily of labor expenses, cost of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration; ;

•	selling, general and administrative expenses; and

•	interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

•	fluctuations in the Real/U.S. dollar exchange rate;

•	Brazilian political and economic conditions; and

•	the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

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RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2005 COMPARED TO THE FIRST QUARTER OF 2004

The comparison between our results of operations for the first quarter of 2005 and the first quarter of 2004 has been affected by the 8.0% decrease in the average Real/U.S. dollar exchange rate for the first quarter of 2005 as compared to the average Real/U.S. dollar exchange rate for the first quarter of 2004. For ease, we refer to this change in the average exchange rate as the “8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.”

Revenues

Net operating revenues increased 35,3% to U.S.$ 10,734 million for the first quarter of 2005, as compared to U.S.$ 7,935 million for the first quarter of 2004. This increase was primarily attributable to an increase in prices and sales volume in both the domestic market and outside Brazil, and to the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

Consolidated sales of products and services increased 32.3% to U.S.$ 14,782 million for the first quarter of 2005, as compared to U.S.$ 11,176 million for the first quarter of 2004, primarily due to the increases mentioned above.

Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

•	Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 29.4% to U.S.$ 3,386 million for the first quarter of 2005, as compared to U.S.$ 2,616 million for the first quarter of 2004, primarily due to the increase in prices and sales volume of products and services; and

•	CIDE, the per-transaction tax due to the federal government, which increased 5.9% to U.S.$ 662 million for the first quarter of 2005, as compared to U.S.$ 625 million for the first quarter of 2004. This increase was primarily attributable to the increase in sales volume of products and services and to the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

Cost of sales

Cost of sales for the first quarter of 2005 increased 28.3% to U.S.$ 5,206 million, as compared to U.S.$ 4,058 million for the first quarter of 2004. This increase was principally a result of:

•	a U.S.$ 516 million increase in the cost of imports due to higher prices for the volumes imported;

•	a U.S.$ 160 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo;

•	a U.S.$ 161 million increase in costs associated with a 4.4% increase in our domestic sales volumes;

•	a U.S.$ 81 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$ 809 million for the first quarter of 2005, as compared to U.S.$ 728 million for the first quarter of 2004, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$ 421 million for the first quarter of 2005, as compared to U.S.$ 366 million for the first quarter of 2004, as a result of higher international oil prices and increased levels of production; and

•	the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

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Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 25.7% to U.S.$ 670 million for the first quarter of 2005, as compared to U.S.$ 533 million for the first quarter of 2004. This increase was primarily attributable to the following:

•	Increase in the depreciation rates from the Roncador, Marlim Sul and Jubarte Fields as a result of increased production;

•	Increased property, plant and equipment (PP&E) expenditures associated with our crude oil and natural gas production; and

•	the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes decreased 11.4% to U.S.$ 109 million for the first quarter of 2005, as compared to U.S.$ 123 million for the first quarter of 2004. This decrease was primarily attributable to a decrease of U.S.$ 70 million in dry holes expenses, which was partially offset by an increase of U.S.$ 50 million in geophysical and geological expenses.

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Selling, general and administrative expenses

Selling, general and administrative expenses increased 53.2 % to U.S.$ 875 million for the first quarter of 2005, as compared to U.S.$ 571 million for the first quarter of 2004.

Selling expenses increased 51.7% to U.S.$ 440 million for the first quarter of 2005, as compared to U.S.$ 290 million for the first quarter of 2004. This increase was primarily attributable to the following:

•	an increase of U.S.$ 99 million in expenses mainly associated with the transportation costs of oil products; and

•	the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

General and administrative expenses increased 54.8% to U.S.$ 435 million for the first quarter of 2005, as compared to U.S.$ 281 million for the first quarter of 2004. This increase was primarily attributable to the following:

•	an increase of approximately U.S.$ 77 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities;

•	an increase of approximately U.S.$ 41 million in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits; and

•	the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

Research and development expenses

Research and development expenses increased 44.2% to U.S.$ 75 million for the first quarter of 2005, as compared to U.S.$ 52 million for the first quarter of 2004. This increase was primarily related to additional investments in programs for environmental safety, deepwater and refining technologies of, approximately, U.S.$ 18 million and to the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

Other operating expenses

Other operating expenses increased to an expense of U.S.$ 89 million for the first quarter of 2005, as compared to an expense of U.S.$ 62 million for the first quarter of 2004.

The most significant charges for the first quarter of 2005 were:

•	a U.S.$ 51 million expense related to idle capacity from thermoelectric power plants;

•	a U.S.$ 24 million expense for unscheduled stoppages of plant and equipment; and

•	a U.S.$ 14 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

The charges for the first quarter of 2004 were:

•	a U.S.$ 38 million expense for unscheduled stoppages of plant and equipment;

•	a U.S.$ 19 million operating expense related to idle capacity from thermoelectric power plants; and

•	a U.S.$ 5 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies decreased 57.4% to a gain of U.S.$ 23 million for the first quarter of 2005, as compared to a gain of U.S.$ 54 million for the first quarter of 2004.

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This decrease was mainly attributable to a gain of U.S.$ 7 million for the first quarter of 2005, as compared to a gain of U.S.$ 28 million for the first quarter of 2004, from our investments in natural gas distribution activities.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased to U.S.$ 390 million for the first quarter of 2005 as compared to U.S.$ 146 million for the first quarter of 2004. This increase was primarily attributable to fair value adjustments on gas hedge transactions, which resulted in a mark-to-market gain of U.S.$ 232 million for the first quarter of 2005. See Note 7 to our unaudited consolidated financial statements as of March 31, 2005 for a breakdown of financial income and expenses.

Financial expense

Financial expense decreased 15.0% to U.S.$ 431 million for the first quarter of 2005, as compared to U.S.$ 507 million for the first quarter of 2004. This decrease was primarily attributable to the following:

•	a U.S.$ 2 million expense relating to repurchases of our own securities for the first quarter of 2005, as compared to an expense of U.S.$ 58 million for the first quarter of 2004.; and

•	a U.S.$ 48 increase in our interest expense capitalized as part of the cost of construction and development of crude oil and natural gas production projects.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 9 million for the first quarter of 2005, as compared to a loss of U.S.$ 26 million for the first quarter of 2004. The increase in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 0.4% depreciation of the Real against the U.S. dollar during the first quarter of 2005, as compared to the 0.7% depreciation of the Real against the U.S. dollar during the first quarter of 2004.

Employee benefit expense

Employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 20.0% to U.S.$ 192 million for the first quarter of 2005, as compared to U.S.$ 160 million for the first quarter of 2004. This increase in costs was primarily attributable to an increase of U.S.$ 19 million from the annual actuarial calculation of our pension and health care plan liability; and to the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 19.8% to U.S.$ 81 million for the first quarter of 2005, as compared to U.S.$ 101 million for the first quarter of 2004. This decrease was primarily attributable to the decrease of U.S.$ 28 million in the PASEP/COFINS taxes on financial income, due to a reduction in the applicable rate as of August 2, 2004. This decrease was partially offset by the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on general advertising and marketing expenses, legal reserves, community investments and certain other non-recurring charges. Other expenses, net increased to an expense of U.S.$ 191 million, for the first quarter of 2005, as compared to an expense of U.S.$ 41 million for the first quarter of 2004.

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The most significant charges for the first quarter of 2005 were:

•	a U.S.$ 132 million expense for legal liability and contingencies related to pending lawsuits; and

•	a U.S.$ 72 million expense for general advertising and marketing expenses unrelated to direct revenues as well as certain cultural projects.

The most significant charges the first quarter of 2004 were:

•	a U.S.$ 38 million expense for general advertising and marketing expenses unrelated to direct revenues; and

•	a U.S.$ 6 million expense for legal liability and contingencies related to pending lawsuits.

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes increased to U.S.$ 3,237 million for the first quarter of 2005, as compared to U.S.$ 1,901 million for the first quarter of 2004. As a result, we recorded an income tax expense of U.S.$ 1,201 million for the first quarter of 2005, as compared to an expense of U.S.$ 557 million for the first quarter of 2004.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 3 to our unaudited consolidated financial statements as of March 31, 2005.

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THE PETROLEUM AND ALCOHOL ACCOUNT

Prior to 2002, the Petroleum and alcohol account was a special account that reflected the impact on us of the Brazilian government’s regulatory policies for the Brazilian oil industry and its fuel alcohol program. To facilitate the eventual settlement of the account, the Brazilian government issued National Treasury Bonds-Series H in our name, which were placed with a federal depositary to support the balance of the account.

In accordance with Brazilian legislation, the fuel market was deregulated in its entirety in January 2002. On March 31, 2005 the balance of the Petroleum and alcohol account was U.S.$ 282 million.

Under Brazilian law, the settlement of the Petroleum and alcohol account with the Brazilian government should have occurred by June 30, 2004. On July 2, 2004, the Government effected a deposit in the amount of U.S.$ 56 million corresponding to the National Treasury Bonds-Series H, as they had expired, in partial guarantee of the amount of the accounts, of which U.S.$ 3 million were made available to us and the remaining U.S.$ 53 million was placed in an account, in our favor, although we are prevented from withdrawing or transferring these bonds. We have continued discussions with the National Treasury Secretary in order to conclude the settlement process.

The value of the Petroleum and alcohol account may be paid by issuing National Treasury shares in an amount equal to the final value of the account or by canceling amounts that we may owe to the Federal Government, including taxes or a combination of the foregoing options.

The following summarizes the changes in the Petroleum and Alcohol Account for the first quarter of 2005:

U.S. $ million
Balance as of December 31, 2004	282
Financial income	1
Translation loss	(1)

Balance as of March 31, 2005	282

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BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S. $ million
	For the first quarter of
	2005	2004
Exploration and Production (1)	1,804	1,175
Supply (1) (2)	590	399
Gas and Energy	75	(86)
International (2)	122	35
Distribution	59	38
Corporate	(455)	(304)
Eliminations	(149)	80

Net income	2,046	1,337

(1)	Beginning in 2005, revenues from the sale of oil to third parties are classified in accordance with the points of sale, which are either the Exploration & Production or Supply segments. Before 2005, revenues from the sale of oil were solely allocated to Exploration & Production. The change in classification generated no significant impact on the results reported for these segments. Segment information has not been restated, as it is impractical to gather and collect data for prior periods as to points of sale.

(2)	Net operating revenues and cost of sales with respect to periods prior to the third quarter of 2004 were reclassified from the International segment to the Supply segment in relation to certain offshore operations. There was no significant impact on the results reported for these segments.

Page: 14

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets and transfers of natural gas to our Gas and Energy segment.

Consolidated net income for our exploration and production segment increased 53.5% to U.S.$ 1,804 million for the first quarter of 2005, as compared to U.S.$ 1,175 million for the first quarter of 2004. This increase was primarily attributable to:

•	a U.S.$ 1,302 million increase in net operating revenues, primarily related to the positive effects of higher international oil prices on the sales/transfer prices of domestic oil, the 4.6% increase in oil and NGL production, and the 1.9% increase natural gas production, despite the more moderate price increases of heavy crude oil in the international market compared to lighter crude oil. The spread between the price of domestic oil sold/transferred and the average Brent price rose from U.S.$ 2.42/bbl in the first quarter of 2004, to U.S.$ 10.02/bbl in the first quarter of 2005.

These effects were partially offset by the following items:

•	a U.S.$ 339 million increase in cost of sales as a result of an increase in our production costs because the 4.6% increase in oil and NGL production, the 1.9% increase in natural gas production and the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004; and

•	a U.S.$ 26 million increase in depreciation, depletion and amortization expenses, primarily attributable to increased rates in the depreciation of Roncador, Marlim Sul and Jubarte fields as a result of increased production, increased PP&E expenditures associated with our crude oil and natural gas production and the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

Supply

Our supply segment includes refining, logistics, transportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Our supply segment registered net income of U.S.$ 590 million for the first quarter of 2005, an increase of 47.9% as compared to net income of U.S.$ 399 million for the first quarter of 2004. This increase was primarily a result of:

•	an increase of U.S.$ 2,598 million in net operating revenues, primarily related to the 3.8% increase in sales volume in the domestic market, the increase in the average realization value of oil products sold in the domestic and foreign markets and the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

These effects were partially offset by the following items:

•	an increase of U.S.$ 2,034 million in the cost of sales, mainly attributable to: (1) an increase in the cost to acquire oil and oil products because of higher international prices despite the increased spread between heavy and light crude; (2) increased freight costs; (3) higher refining costs; and (4) a 3.8% increase in the volume of oil products sold in the domestic market;

•	a U.S.$109 million expense related to contingencies for legal proceedings;

•	an increase of U.S.$ 63 million in selling, general and administrative expenses, primarily related to the increase in sales expenses arising from increased volumes sold and additional freight costs; and

•	an increase of U.S.$ 85 million in depreciation, depletion and amortization resulting from additional investments in refining facilities in order to optimize production and increase processing capacity.

Page: 15

Gas and Energy

Our gas and energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Our gas and energy segment registered net income of U.S.$ 75 million for the first quarter of 2005, as compared to a net loss of U.S.$ 86 million in the first quarter of 2004. This increase was primarily a result of:

•	a U.S.$ 197 million increase in net operating revenues primarily due to: (1) the 10.3% increase in the volume of natural gas sold, reflecting the continued expansion of natural gas consumption in Brazil in the industrial, automotive and thermal generation segments; (2) the increase in revenues from energy commercialization, and (3) the effects of the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004; and

•	financial income, net, of U.S.$ 182 million in the first quarter of the 2005 as compared to financial expenses, net, of U.S.$ 82 million in the first quarter of 2004. This financial income was primarily attributable to the recognition of a U.S.$ 232 million gain with respect to a fair value adjustment on a gas hedge transaction.

These effects were partially offset by the following items:

•	an increase of U.S.$ 51 million in operating expense as a result of certain thermoelectric power plants remaining unexpectedly idle; and

•	an increase of U.S.$ 45 million in selling, general and administrative expenses, mainly as a result of an increase in expenses relating to personnel as well as technical and consulting services.

International

The international segment represents our international activities conducted in 13 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment was U.S.$ 122 million in the first quarter of 2005, as compared to U.S.$ 35 million in the first quarter of 2004. This increase was primarily a result of:

•	an increase of U.S.$ 300 million of net operating revenues, which primarily reflects the effects of increased international oil prices, increased gas sales from Bolivia to Brazil, and sales of natural gas from Bolivia to Argentina that began in mid-2004.

These effects were partially offset by the following items:

•	an increase of U.S.$ 197 million in cost of sales, principally related to the increased sales volume and an increase in the refining costs; and

•	financial expenses, net of U.S.$ 155 million in the first quarter of 2005 as compared to U.S.$ 131 million in the first quarter of 2004, primarily as a result of the Argentine Peso/U.S. dollar exchange rate as well as from losses associated with PEPSA’s hedge operations that totaled U.S.$ 25 million.

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil. In accordance with our strategic objectives to increase market share in the LPG distribution segment and consolidate the automotive fuels distribution market in certain regions of Brazil, our distribution business now includes the operations of Liquigás Distribuidora S.A (formerly known as Sophia do Brasil S.A. and Agip do Brasil S.A.), which was acquired on August 9, 2004.

Our participation in the Brazilian fuel distribution market in the first quarter of 2005 represented 35.1% of all sales as compared to 32.1% in the first quarter of 2004.

Consolidated net income for our distribution segment increased 55.3% to U.S.$ 59 million for the first quarter of 2005, as compared to U.S.$ 38 million for the first quarter of 2004,

Page: 16

primarily attributable to the U.S.$ 1,223 million increase in net operating revenues, which resulted from the 22.0% increase in sales volume and the effects of the 8.0% increase in the value of the Real against the U.S. dollar in first quarter of 2005, as compared to the first quarter of 2004.

These effects were partially offset by the following items:

•	an increase of U.S.$ 1,100 million in the cost of sales, mainly attributable to the 22.0% increase in sales volume and due to the effects of the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004; and

•	an increase of U.S.$ 58 million in selling, general and administrative expenses, mainly due to increased expenses for distribution of products.

Corporate

Our corporate segment includes those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to our pension and health care plans.

Consolidated net loss for the units that make up our corporate segment increased 49.7% to U.S.$ 455 million in the first quarter of 2005, as compared to a net loss of U.S.$ 304 million in the first quarter of 2004. This increase in net loss was primarily attributable to:

•	a U.S.$ 119 million decrease in gains associated with income tax benefit, principally deferred tax;

•	an increase of U.S.$ 66 million in selling, general and administrative expenses, mainly as a result of the increase in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities and an increase in our expenses with employees due to the increase in our workforce and salaries, an increase in the actuarial calculations relating to future health care and pension;

•	an increase of U.S.$ 31 million in employee benefit expense, primarily attributable to an increase of U.S.$ 19 million from the annual actuarial calculation of our pension and health care plan liability; and

•	to the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

These effects were partially offset by a U.S.$ 104 million reduction in financial expenses, net, primarily attributable to reduced repurchases of our own securities during the first quarter of 2005 as compared to the first quarter of 2004, and to the 8.0% increase in the value of the Real against the U.S. dollar in the first quarter of 2005, as compared to the first quarter of 2004.

Page: 17

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our new Strategic Plan released on May 14, 2004, which provides for capital expenditures of U.S.$ 53.6 billion from 2004-2010. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitizations and the issuances of debt and equity securities.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

At March 31, 2005, we had cash and cash equivalents of U.S.$ 6,576 million as compared to U.S.$ 6,838 million at March 31, 2004.

Operating activities provided net cash flows of U.S.$ 3,375 million for the first quarter of 2005, as compared to providing U.S.$ 1,541 million for the first quarter of 2004. Major effect to cash generated by operating activities were net operating revenues of U.S.$ 10,734 million, non-cash provisions of U.S.$ 670 million for DD&A and U.S.$ 345 million for deferred tax.

Investing activities used net of cash of U.S.$ 2,191 million for the first quarter of 2005, as compared to using U.S.$ 1,372 million for the first quarter of 2004. This increase was due primarily to our investments in capital expenditures associated with our operating activities, which used U.S.$ 2,132 million of cash, including U.S.$ 1,249 million in relation to Campos Basin projects.

Financing activities used net cash of U.S.$ 1,450 million in the first quarter of 2005, as compared to using net cash in the amount of U.S.$ 1,706 million in the first quarter of 2004. Levels of financing activities from the first quarter of 2004 to the first quarter of 2005 remained significantly unchanged. Dividends paid in the first quarter of 2005 were U.S.$ 1,277 million. Additionally, in the first quarter of 2005, we increased our short-term debt position by taking advantage of better market conditions in Argentina.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks. At March 31, 2005, our short-term debt (excluding current portions of long-term obligations)

Page: 18

increased to U.S.$ 1,014 million as compared to U.S.$ 547 million at December 31, 2004. This increased use of short-term credit facilities was due to advantageous market conditions in Argentina, as explained immediately above.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets and debentures in the domestic capital markets and amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, as well as financing from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$ 12,918 million at March 31, 2005, as compared to U.S.$ 13,344 million at December 31, 2004. This decrease was a result of our decision to pay down U.S.$ 525 million of our long-term obligations.

Project Finance

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and their related debt obligations, are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 5,719 million at March 31, 2005, as compared to U.S.$ 5,712 million at December 31, 2004.

Thermoelectric liabilities

The balance of thermoelectric liabilities was U.S$ 831 million and U.S.$ 1,095 million at March 31, 2005 and December 31, 2004, respectively. These thermoelectric obligations resulted from thermoelectric plants owned by us, which we consolidated pursuant to FIN 46. All thermoelectric obligations are on balance sheet and accounted for under the line item “Thermoelectric liabilities.”

Extinguished securities

At March 31, 2005 and December 31, 2004, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 2,037 million and U.S.$ 2,013 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest are removed from the presentation of marketable securities and long-term debt. See note 6 to our unaudited consolidated financial statements as of March 31, 2005.

Off Balance Sheet Arrangements

At March 31, 2005, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our strategic plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 2,132 million in the first quarter of 2005, a 61.1% increase from our investments in the first quarter of 2004. Our investments in the first quarter of 2005 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the first quarter of

Page: 19

2005, U.S.$ 1,249 million were made in connection with exploration and development projects mainly in the Campos Basin (58.6%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the first quarters of 2005 and 2004:

Activities

	U.S.$ million For the three-month period ended March 31,
	2005	2004
• Exploration and Production	1,249	845
• Supply	390	248
• Gas and Energy	181	39
• International:
• Exploration and Production	142	119
• Supply	5	12
• Distribution	2	3
• Gas and Energy	24	—
• Distribution	42	24
• Corporate	97	33

Total capital expenditures	2,132	1,323

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Income Statement

(in millions of U.S. dollars, except for share and per share data)

		For the first quarter of
4Q-2004		2005	2004
14,722	Sales of products and services	14,782	11,176
	Less:
(3,349)	Value-added and other taxes on sales and services	(3,386)	(2,616)
(672)	CIDE	(662)	(625)

10,701	Net operating revenues	10,734	7,935
(6,257)	Cost of sales	(5,206)	(4,058)
(667)	Depreciation, depletion and amortization	(670)	(533)
(176)	Exploration, including exploratory dry holes	(109)	(123)
(65)	Impairment	—	—
(912)	Selling, general and administrative expenses	(875)	(571)
(68)	Research and development expenses	(75)	(52)
(84)	Other operating expenses	(89)	(62)

(8,229)	Total costs and expenses	(7,024)	(5,399)
31	Equity in results of non-consolidated companies	23	54
366	Financial income	390	146
(303)	Financial expense	(431)	(507)
489	Monetary and exchange variation on monetary assets and liabilities, net	9	(26)
(182)	Employee benefit expense	(192)	(160)
(95)	Other taxes	(81)	(101)
(31)	Other expenses, net	(191)	(41)

275		(473)	(635)
2,747	Income before income taxes and minority interests and accounting change	3,237	1,901

	Income tax expense:
(647)	Current	(856)	(594)
20	Deferred	(345)	37

(627)	Total income tax expense	(1,201)	(557)
(413)	Minority interest in results of consolidated subsidiaries	10	(7)

1,707	Net income for the period	2,046	1,337

	Weighted average number of shares outstanding
634,168,418	Common/ADS	634,168,418	634,168,418
462,369,507	Preferred/ADS	462,369,507	462,369,507
	Basic and diluted earnings per share
1.56	Common/ADS and Preferred/ADS	1.87	1.22

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Selected Balance Sheet Data

(in millions of U.S. dollars, except for share data)

	As of March 31, 2005	As of December 31, 2004
Assets
Current assets
Cash and cash equivalents	6,576	6,856
Marketable securities	451	388
Accounts receivable, net	4,136	4,285
Inventories	4,808	4,904
Other current assets	3,415	2,993

Total current assets	19,386	19,426
Property, plant and equipment, net	38,145	37,020
Investments in non-consolidated companies and other investments	1,777	1,862
Other assets
Petroleum and Alcohol Account – Receivable from Federal Government	282	282
Government securities	335	326
Marketable securities	344	313
Goodwill	185	211
Advances to suppliers	535	580
Prepaid Expenses	311	271
Fair value asset of gas hedge	840	635
Others	2,449	2,156

Total other assets	5,281	4,774
Total assets	64,589	63,082

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	3,084	3,284
Short-term debt	1,014	547
Current portion of long-term debt	1,052	1,199
Current portion of project financings	1,694	1,313
Current portion of capital lease obligations	263	266
Other current liabilities	5,960	6,719

Total current liabilities	13,067	13,328
Long-term liabilities
Long-term debt	3,096	2,915
Project financings	4,025	4,399
Employee benefits obligation Pension	11,866	12,145
Employee benefits obligation - Health care	2,258	2,137
Capital lease obligations	1,052	1,069
Thermoelectric liabilities	831	1,095
Deferred purchase incentive	151	153
Other liabilities	2,828	2,458

Total long-term liabilities	26,107	26,371
Minority interest	1,018	877
Shareholders’ equity
Shares authorized and issued:
Preferred stock –2005 and 2004 - 462,369,507 shares	4,772	4,772
Common stock – 2005 and 2004 - 634,168,418 shares	6,929	6,929
Reserves and others	12,696	10,805

Total shareholders’ equity	24,397	22,506

Total liabilities and shareholders’ equity	64,589	63,082

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Statement of Cash Flows Data

(in millions of U.S. dollars)

		For the first quarter of
4Q-2004		2005	2004
	Cash flows from operating activities
1,707	Net income for the period	2,046	1,337
	Adjustments to reconcile net income to net cash provided by operating activities
658	Depreciation, depletion and amortization	670	533
331	Loss on property, plant and equipment	67	166
(16)	Amortization of deferred purchase incentive	(2)	—
(181)	Foreign exchange and monetary loss	165	131
413	Minority interest in results of consolidated subsidiaries	10	7
5	Accretion expense – asset retirement obligation	4	—
—	Financial income on gas hedge operations	(208)	—
(423)	Others	322	(92)
	Decrease (increase) in assets
(80)	Accounts receivable, net	90	(183)
2	Petroleum and alcohol account	(1)	2
678	Marketable securities	(96)	(2)
(72)	Inventories	82	(401)
42	Advances to suppliers	(89)	(62)
—	Recoverable taxes	(417)	(189)
(4)	Interest receivable on government securities	—	—
87	Fair value asset of gas hedge	—	—
(162)	Others	248	(135)
	Increase (decrease) in liabilities
203	Trade accounts payable	(195)	264
(25)	Taxes payable, other than income taxes	119	(79)
211	Income taxes	280	142
170	Contingencies	19	(69)
(6)	Employee’s postretirement benefits, net of unrecognized pension obligation	305	162
3	Accrued interest	29	27
260	Other liabilities	(73)	(18)

3,801	Net cash provided by operating activities	3,375	1,541

	Cash flows from investing activities
(2,953)	Additions to property, plant and equipment	(2,132)	(1,323)
(142)	Others	(59)	(49)

(3,095)	Net cash used in investing activities	(2,191)	(1,372)

52	Cash flows from financing activities	(1,450)	(1,706)

758	Increase (decrease) in cash and cash equivalents	(266)	(1,537)

284	Effect of exchange rate changes on cash and cash equivalents	(14)	31
5,814	Cash and cash equivalents at beginning of period	6,856	8,344

6,856	Cash and cash equivalents at the end of period	6,576	6,838

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Income Statement by Segment

	First quarter of 2005 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME
Net operating revenues to third parties	422	5,860	408	833	3,211	—		10,734
Inter-segment net operating revenues	4,992	2,795	250	179	49	—	(8,265)	—

Net operating revenues	5,414	8,655	658	1,012	3,260	—	(8,265)	10,734
Cost of sales	(2,044)	(7,261)	(509)	(521)	(2,925)	—	8,054	(5,206)
Depreciation, depletion and amortization	(342)	(152)	(22)	(115)	(22)	(17)	—	(670)
Exploration, including exploratory dry holes and impairment	(87)	—	—	(22)	—	—	—	(109)
Selling, general and administrative expenses	(76)	(261)	(74)	(86)	(180)	(198)	—	(875)
Research and development expenses	(25)	(9)	(3)	—	—	(38)	—	(75)
Other operating expenses	(13)	(11)	(51)	(14)	—		—	(89)

Cost and expenses	(2,587)	(7,694)	(659)	(758)	(3,127)	(253)	8,054	(7,024)
Equity in results of non-consolidated companies	—	4	(3)	22	—	—	—	23
Financial income (expenses), net	(55)	37	182	(155)	(13)	(28)	—	(32)
Employee benefit expense	—	(1)	—	—	—	(191)	—	(192)
Other taxes	(2)	(8)	(6)	(11)	(14)	(40)	—	(81)
Other expenses, net	(14)	(103)	(59)	69	(11)	(73)	—	(191)

Income (loss) before income taxes and minority interest	2,756	890	113	179	95	(585)	(211)	3,237
Income tax benefits (expense)	(963)	(289)	(58)	(47)	(36)	130	62	(1,201)
Minority interest	11	(11)	20	(10)	—	—	—	10

Net income (loss)	1,804	590	75	122	59	(455)	(149)	2,046

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Income Statement by Segment

	First quarter of 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME
Net operating revenues to third parties	580	4,318	372	666	1,999	—	—	7,935
Inter-segment net operating revenues	3,532	1,739	89	46	38	—	(5,444)	—

Net operating revenues(*)	4,112	6,057	461	712	2,037	—	(5,444)	7,935
Cost of sales(*)	(1,705)	(5,227)	(495)	(324)	(1,825)	—	5,518	(4,058)
Depreciation, depletion and amortization	(316)	(67)	(23)	(111)	(9)	(7)	—	(533)
Exploration, including exploratory dry holes and impairment	(88)	—	—	(35)	—	—	—	(123)
Selling, general and administrative expenses	(56)	(198)	(29)	(72)	(122)	(132)	38	(571)
Research and development expenses	(24)	(13)	(1)	—	(1)	(13)	—	(52)
Other operating expenses	(22)	(16)	(19)	(5)	—	—	—	(62)

Cost and expenses	(2,211)	(5,521)	(567)	(547)	(1,957)	(152)	5,556	(5,399)
Equity in results of non-consolidated companies	—	6	26	21	—	1	—	54
Financial income (expenses), net	(75)	40	(82)	(131)	(7)	(132)	—	(387)
Employee benefit expense	—	—	—	—	—	(160)	—	(160)
Other taxes	(2)	(8)	(5)	(8)	(13)	(65)	—	(101)
Other expenses, net	(26)	24	17	(9)	(2)	(45)	—	(41)

Income (loss) before income taxes and minority interest	1,798	598	(150)	38	58	(553)	112	1,901
Income tax benefits (expense)	(627)	(192)	53	12	(20)	249	(32)	(557)
Minority interest	4	(7)	11	(15)	—	—	—	(7)

Net income (loss)	1,175	399	(86)	35	38	(304)	80	1,337

(*)	Net operating revenues and the cost of sales relative to the periods prior to 1Q-2004 were reclassified between the International segment and the Supply segment in relation to offshore operations that were being allocated to the International segment. There was no significant impact on the results reported for these segments.

Page: 25

Other Expenses, Net by Segment

	First quarter of 2005 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Institutional Relations and Cultural Projects	—	(1)	—	—	(5)	(66)	—	(72)
Rent revenue	—	—	—	—	3	—	—	3
Contingencies	(1)	—	(4)	—	(4)	—	—	(9)
Losses resulted from Legal Proceedings	—	(109)	—	—	—	(23)	—	(132)
Others	(13)	7	(55)	69	(5)	16	—	19

	(14)	(103)	(59)	69	(11)	(73)	—	(191)

	First quarter of 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Institutional Relations and Cultural Projects	—	(1)	—	—	(5)	(32)	—	(38)
Losses resulted from Legal Proceedings	(1)	(4)	(1)	—	—	—	—	(6)
Rent revenue	—	—	—	—	5	—	—	5
Other	(25)	29	18	(9)	(2)	(13)	—	(2)

	(26)	24	17	(9)	(2)	(45)	—	(41)

Page: 26

Selected Balance Sheet Data by Segment

	First quarter of 2005 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Current assets	3,022	7,220	1,045	2,141	1,742	6,450	(2,234)	19,386

Cash and cash equivalents	917	456	195	599	130	4,279	—	6,576
Other current assets	2,105	6,764	850	1,542	1,612	2,171	(2,234)	12,810
Investments in non-consolidated companies and other investments	7	818	303	540	20	89	—	1,777

Property, plant and equipment, net	21,119	6,501	4,705	4,200	1,023	625	(28)	38,145

Non current assets	1,650	355	1,506	349	262	5,768	(4,609)	5,281

Petroleum and Alcohol Account	—	—	—	—	—	282	—	282
Government securities held-to-maturity	—	—	—	—	—	335	—	335
Other assets	1,650	355	1,506	349	262	5,151	(4,609)	4,664

Total assets	25,798	14,894	7,559	7,230	3,047	12,932	(6,871)	64,589

Page: 27

	Year ended December 31, 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents	878	496	178	490	104	4,710	—	6,856
Other current assets	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570
Investments in non-consolidated companies and other investments	8	919	307	516	25	87	—	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and Alcohol Account	—	—	—	—	—	282	—	282
Government securities held-to-maturity	—	—	—	—	—	326	—	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

Page: 28

Selected Data for International Segment

	First quarter of 2005 U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL
ASSETS	5,107	1,243	830	209	2,266	(2,425)	7,230

STATEMENT OF INCOME
Net Operating Revenues	539	669	122	245	—	(563)	1,012

Net operating revenues to third parties	216	315	114	244	—	(56)	833
Inter-segment net operating revenues	323	354	8	1	—	(507)	179

Net income	89	38	18	(29)	19	(13)	122

	U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL
ASSETS (As of December 31, 2004)	4,898	1,162	721	197	2,155	(2,201)	6,932

STATEMENT OF INCOME
(First quarter of 2004)
Net Operating Revenues	423	459	91	215	1	(477)	712

Net operating revenues to third parties	171	199	84	211	1	—	666
Inter-segment net operating revenues	252	260	7	4	—	(477)	46

Net income	50	31	17	(12)	(49)	(2)	35

Page: 29

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS

Investor Relations Department

Raul Adalberto de Campos– Executive Manager

E-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 - 4th floor

20031-912 – Rio de Janeiro, RJ

(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Page: 30

Consolidated Financial Information

Petróleo Brasileiro S.A. –
PETROBRAS and Subsidiaries

March 31, 2005 and 2004
with Review Report of Independent Registered
Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - PETROBRAS

We have reviewed the condensed consolidated balance sheet of Petróleo Brasileiro S.A. – PETROBRAS and subsidiaries as of March 31, 2005 and the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the three-month periods ended March 31, 2005 and 2004. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Petróleo Brasileiro S.A. – PETROBRAS and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended not presented herein, and in our report dated May 13, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG

Auditores Independentes S/S

Paulo José Machado

Partner

Rio de Janeiro, Brazil

June 02, 2005

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2005 and December 31, 2004

Expressed in Millions of United States Dollars

(Unaudited)

	March 31, 2005	December 31, 2004
	(unaudited)	(Note 1)
Assets

Current assets
Cash and cash equivalents	6,576	6,856
Marketable securities	451	388
Accounts receivable, net	4,136	4,285
Inventories (Note 4)	4,808	4,904
Deferred income taxes	375	325
Recoverable taxes	1,666	1,475
Advances to suppliers	509	422
Other current assets	865	771

	19,386	19,426

Property, plant and equipment, net	38,145	37,020

Investments in non-consolidated companies and other investments	1,777	1,862

Other assets
Accounts receivable, net	462	411
Advances to suppliers	535	580
Petroleum and alcohol account – receivable from Federal Government (Note 5)	282	282
Government securities	335	326
Marketable securities	344	313
Restricted deposits for legal proceedings and guarantees (Note 13)	770	699
Recoverable taxes	757	536
Goodwill	185	211
Prepaid expenses	311	271
Fair value asset of gas hedge (Note 2 (c))	840	635
Other assets	460	510

	5,281	4,774

Total assets	64,589	63,082

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

March 31, 2005 and December 31, 2004

Expressed in Millions of United States Dollars

(Unaudited)

	March 31, 2005	December 31, 2004
	(unaudited)	(Note 1)
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	3,084	3,284
Income taxes payable	551	271
Taxes payable, other than income taxes	2,408	2,298
Short-term debt (Note 6)	1,014	547
Current portion of long-term debt (Note 6)	1,052	1,199
Current portion of project financings (Note 8)	1,694	1,313
Current portion of capital lease obligations (Note 9)	263	266
Accrued interest	237	204
Dividends and interest on capital payable	792	1,900
Contingencies (Note 13)	118	131
Payroll and related charges	642	618
Advances from customers	336	290
Employee’s postretirement benefits obligation - Pension	150	166
Other payables and accruals	726	841

	13,067	13,328

Long-term liabilities
Long-term debt (Note 6)	11,866	12,145
Project financings (Note 8)	4,025	4,399
Employee’s postretirement benefits obligation - Pension	3,096	2,915
Employee’s postretirement benefits obligation - Health care	2,258	2,137
Capital lease obligations (Note 9)	1,052	1,069
Deferred income taxes	1,883	1,558
Provision for abandonment	409	403
Thermoelectric liabilities (Note 10)	831	1,095
Contingencies (Note 13)	263	233
Deferred purchase incentive (Note 2 (c))	151	153
Other liabilities	273	264

	26,107	26,371

Minority interest	1,018	877

Shareholders’ equity (Note 12)
Shares authorized and issued
Preferred share – 2005 and 2004 - 462,369,507 shares	4,772	4,772
Common share – 2005 and 2004 - 634,168,418 shares	6,929	6,929
Capital reserve	137	134
Retained earnings
Appropriated	11,475	11,526
Unappropriated	15,293	13,199
Accumulated other comprehensive income
Cumulative translation adjustments	(12,632)	(12,539)
Amounts not recognized as net periodic pension cost, net of tax	(1,967)	(1,975)
Unrealized gains on available for sale securities, net of tax	390	460

	24,397	22,506

Total liabilities and shareholders’ equity	64,589	63,082

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

March 31, 2005 and 2004

Expressed in Millions of United States Dollars

(except number of shares and earnings per share)

(Unaudited)

	Three-month period ended March 31,
	2005	2004
Sales of products and services	14,782	11,176
Less:
Value-added and other taxes on sales and services	(3,386)	(2,616)
Contribution of intervention in the economic domain charge – CIDE	(662)	(625)

Net operating revenues	10,734	7,935

Cost of sales	5,206	4,058
Depreciation, depletion and amortization	670	533
Exploration, including exploratory dry holes	109	123
Selling, general and administrative expenses	875	571
Research and development expenses	75	52
Other operating expenses	89	62

Total costs and expenses	7,024	5,399

Equity in results of non-consolidated companies	23	54
Financial income (Note 7)	390	146
Financial expenses (Note 7)	(431)	(507)
Monetary and exchange variation on monetary assets and liabilities, net (Note 7)	9	(26)
Employee benefit expense	(192)	(160)
Other taxes	(81)	(101)
Other expenses, net	(191)	(41)

	(473)	(635)

Income before income taxes and minority interest	3,237	1,901

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)

March 31, 2005 and 2004

Expressed in Millions of United States Dollars

(except number of shares and earnings per share)

(Unaudited)

	Three-month period ended March 31,
	2005	2004
Income taxes expense (Note 3)
Current	(856)	(594)
Deferred	(345)	37

	(1,201)	(557)

Minority interest in results of consolidated subsidiaries	10	(7)

Net income for the period	2,046	1,337

Net income applicable to each class of shares
Common/ADS	1,183	773
Preferred/ADS	863	564

Net income for the period	2,046	1,337

Basic and diluted earnings per share (Note 12)
Common/ADS and Preferred/ADS	1.87	1.22

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	462,369,507

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

March 31, 2005 and 2004

Expressed in Millions of United States Dollars

(Unaudited)

	Three-month period ended March 31,
	2005	2004
Cash flows from operating activities
Net income for the period	2,046	1,337
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	670	533
Dry hole costs	54	55
Loss on sale of property, plant and equipment	13	111
Amortization of deferred purchase incentive	(2)
Deferred income taxes	345	(37)
Equity in the results of non-consolidated companies	(23)	(54)
Minority interest in results of consolidated subsidiaries	10	7
Accretion expense – asset retirement obligation	4	—
Foreign exchange and monetary gain	165	131
Financial income on gas hedge operations	(208)	—
Other	—	(1)
Decrease (increase) in assets:
Accounts receivable, net	90	(183)
Petroleum and alcohol account, receivable from Federal Government	(1)	2
Marketable securities	(96)	(2)
Inventories	82	(401)
Recoverable taxes	(417)	(189)
Advances to suppliers	(89)	(62)
Prepaid expenses	(40)	—
Others	288	(135)
Increase (decrease) in liabilities
Trade accounts payable	(195)	264
Payroll and related charges	67	(46)
Taxes payable, other than income taxes	119	(79)
Income taxes payable	280	142
Employee’s postretirement benefits, net of unrecognized pension obligation	305	162
Accrued interest	29	27
Contingencies	19	(69)
Other liabilities	(140)	28

Net cash provided by operating activities	3,375	1,541

Cash flows from investing activities
Additions to property, plant and equipment	(2,132)	(1,323)
Others	(59)	(49)

Net cash used in investing activities	(2,191)	(1,372)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	179	(470)
Proceeds from issuance and draw down on long-term debt	274	346
Principal payments on long-term debt	(525)	(431)
Proceeds from project financings	227	257
Payments of project financing	(279)	(250)
Payment of capital lease obligations	(41)	(103)
Dividends paid to shareholders	(1,277)	(1,054)
Dividends paid to minority interests	(8)	(1)

Net cash used in financing activities	(1,450)	(1,706)

Decrease in cash and cash equivalents	(266)	(1,537)
Effect of exchange rate changes on cash and cash equivalents	(14)	31
Cash and cash equivalents at beginning of period	6,856	8,344

Cash and cash equivalents at end of period	6,576	6,838

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

March 31, 2005 and 2004

Expressed in Millions of United States Dollars (except per-share amounts)

(Unaudited)

	Three-month period ended March 31,
	2005	2004
Preferred shares
Balance at January 1	4,772	2,973
Capital increase from undistributed earnings reserve		1,799

Balance at March 31	4,772	4,772

Common shares
Balance at January 1	6,929	4,289
Capital increase from undistributed earnings reserve		2,640

Balance at March 31	6,929	6,929

Capital reserve – fiscal incentive
Balance at January 1	134	118
Transfer from unappropriated retained earnings	3	1

Balance at March 31	137	119

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at January 1	(12,539)	(14,450)
Change in the period	(93)	(78)

Balance at March 31	(12,632)	(14,528)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,975)	(1,588)
Decrease in additional minimum liability	13	15
Tax effect on above	(5)	(5)

Balance at March 31	(1,967)	(1,578)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

March 31, 2005 and 2004

Expressed in Millions of United States Dollars (except per-share amounts)

(Unaudited)

	Three-month period ended March 31,
	2005	2004
Unrecognized gains on available for sale securities
Balance at January 1	460	157
Unrealized (losses) gains	(106)	48
Tax effect on above	36	(16)

Balance at March 31	390	189

Appropriated retained earnings
Legal reserve
Balance at January 1	1,520	1,089
Transfer to unappropriated retained earnings, net of gain or loss on translation	(7)	(7)

Balance at March 31	1,513	1,082

Undistributed earnings reserve
Balance at January 1	9,688	9,372
Capital increase	—	(4,439)
Transfer to unappropriated retained earnings, net of gain or loss on translation	(43)	(103)

Balance at March 31	9,645	4,830

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

March 31, 2005 and 2004

Expressed in Millions of United States Dollars (except per-share amounts)

(Unaudited)

	Three-month period ended March 31,
	2005	2004
Statutory reserve
Balance at January 1	318	235
Transfer to unappropriated retained earnings, net of gain or loss on translation	(1)	(2)

Balance at March 31	317	233

Total appropriated retained earnings	11,475	6,145

Unappropriated retained earnings

Balance at January 1	13,199	14,141
Net income for the period	2,046	1,337
Dividends reclassification	—	(41)
Appropriation to fiscal incentive reserves	(3)	(1)
Appropriation from reserves	51	112

Balance at March 31	15,293	15,548

Total shareholders’ equity	24,397	17,596

Comprehensive income is comprised as follows:

Net income for the period	2,046	1,337
Cumulative translation adjustments	(93)	(78)
Amounts not recognized as net periodic pension cost	8	10
Unrealized (loss) gain on available-for-sale securities	(70)	32

Total comprehensive income	1,891	1,301

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

1.	Basis of financial statements preparation

The accompanying unaudited condensed consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004 and the notes thereto.

The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004, included in this report, are unaudited. However, in management’s opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2005.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on the Company’s net income or shareholders’ equity.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

2.	Derivative instruments, hedging and risk management activities

The Company is exposed to a number of market risks arising from the normal course of its business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company’s executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

a)	Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero-cost foreign exchange collars to implement this strategy.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and Euro relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company does not use hedge accounting for these derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate rises above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

2.	Derivative instruments, hedging and risk management activities (Continued)

a)	Foreign currency risk management (continued)

One of the Euro zero cost collars was settled on December 31, 2004, with cash reception of US$ 18.

The call and put portion of the Company’s zero cost foreign exchange collars at March 31, 2005 have a fair value of US$ 27 and US$ 1, respectively (US$ 18 and US$ 3 at December 31, 2004).

b)	Crude oil price risk management

The Company is exposed to Crude oil price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s Crude oil risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company’s exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude future contracts are marked to market and related gains and losses are recognized currently under earnings, irrespective of when physical crude sales occur. During the three-month periods ended March 31, 2005 and 2004, the Company carried out economic hedging activities on 13.1% and 50.0%, respectively, of its total traded volume (imports and exports). The open positions on the futures market, compared to spot market value, resulted in a gain of US$ 21 and a loss of US$ 8 during the three-month periods ended March 31, 2005 and 2004, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

2.	Derivative instruments, hedging and risk management activities (Continued)

c)	Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the “PVRC”), was executed with the purpose to reduce the volatility of price under the GSA.

The terms of the PVRC include for the period from 2005 to 2019, a collar with PETROBRAS receiving cash payments when the calculated price is over the established ceiling and PETROBRAS making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

As of March 31, 2005 and December 31, 2004, the Company recorded a liability US$ 151 and US$ 153, respectively, which is deemed a deferred purchase incentive, which is being amortized into cost of sales on the basis of the volumes anticipated under the PVRC. At March 31, 2005, the Company recorded a gain in the amount of US$ 1.5, net of deferred tax effect of US$ 0.5, related to the amortization of this deferred purchase incentive.

As of March 31, 2005 and December 31, 2004, the Company recorded a derivative asset based on the fair value calculation in the amount of US$ 840 and US$ 635, respectively. At March 31, 2005 the Company recorded a mark-to-market (or “MTM”) gain in the amount of US$ 153, net of deferred tax effect of US$ 79. The derivative gains are recorded as a component of financial income

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

2.	Derivative instruments, hedging and risk management activities (Continued)

d)	Interest Rate Risk Management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce its exposure to interest rate fluctuations and may use these financial instruments in the future.

e)	Risk management activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

3.	Income taxes

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income taxes expense recorded in these consolidated financial statements.

	Three-month period ended March, 31
	2005	2004
Income before income taxes and minority interest	3,237	1,901

Tax expense at statutory rates – (34%)	(1,101)	(646)
Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(36)	(36)
Tax benefit on interest on shareholders’ equity	—	139
Equity in non-consolidated companies and others	(64)	(14)

Income tax expense per consolidated statement of income	(1,201)	(557)

4.	Inventories

	March 31, 2005	December 31, 2004
Products
Oil products	1,568	1,728
Fuel alcohol	61	72

	1,629	1,800

Raw materials, mainly crude oil	2,329	2,286
Materials and supplies	709	697
Others	141	121

	4,808	4,904

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

5.	Receivable from Federal Government

a)	Deregulation of the Brazilian fuel market

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was deregulated in its entirety as of January 1, 2002. Therefore, as of that date, the Petroleum and alcohol account would no longer be used to reimburse expenses in connection with the Federal Government’s regulation of the prices of oil products and fuel alcohol. Accordingly, the Petroleum and alcohol account will only include changes in amounts with triggering events that occurred before December 31, 2001, in accordance with Law No. 10,453, of May 13, 2002, and ANP regulations.

b)	Changes in the petroleum and alcohol account

The following summarizes the changes in the Petroleum and alcohol account for the three-month period ended March 31, 2005:

Three-month period ended March 31, 2005
Opening balance	282
Financial income	1
Translation loss	(1)

Ending balance	282

c)	Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and alcohol account as of June 30, 1998.

The ANP/STN Integrated Audit Committee submitted, on June 23, 2004, its final report certifying and approving the balance of the Petroleum and alcohol account for the period from July 1, 1998 to December 31, 2001, together with monetary restatement through present date. The conclusion of this audit process for the Petroleum and alcohol account and the parties concurrence as to final amount establishes the basis for concluding the settlement process between the Federal Government and PETROBRAS.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

5.	Receivable from Federal Government (Continued)

d)	National Treasury Bonds Series H (NTN-H)

The Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the Petroleum and alcohol account.

As of June 30, 2004, there were 138,791 National Treasury Notes – series H (NTN-H), in the amount of US$ 56, at which time the balance of the Petroleum and alcohol account was US$ 241. Upon maturity of the NTNs-H, the Federal Government made US$ 3 available to PETROBRAS and the remaining US$ 53 was deposited in an account in the Company’s name, however, such amount is restricted from use by order of STN. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

e)	Settlement of the Petroleum and alcohol account with the Federal Government

As defined by Provisional Measure No. 123 dated June 26, 2003, made into Law No. 10,742 dated October 6, 2003, the settlement of accounts should have been completed by June 30, 2004. PETROBRAS has been in contact with the STN in order to resolve remaining issues between the parties necessary to conclude the settlement process as established by Provisional Measure No. 2,181-45, of August 24, 2001.

The remaining balance of the Petroleum and alcohol account may be paid as follows:

•	National Treasury Bonds issued at the same amount as the final balance of the Petroleum and alcohol account as determined by the Audit;

•	Offset of the balance of the Petroleum and alcohol account, with any other amount owed by PETROBRAS to the Federal Government, including taxes; or

•	by a combination of the above options.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

6.	Financings

a)	Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	March 31, 2005	December 31, 2004
Imports - oil and equipment	493	456
Working capital	521	91

	1,014	547

The weighted average annual interest rates on outstanding short-term borrowings were 3.28% and 4.43% at March 31, 2005 and December 31, 2004 , respectively.

b)	Long-term debt

•	Composition

	March 31, 2005	December 31, 2004
Foreign currency
Notes	5,872	6,440
Financial institutions	3,275	3,217
Sale of future receivables	1,671	1,707
Suppliers’ credits	871	726
Senior exchangeable notes	330	330
Assets related to export program be offset against sales of future receivables	(300)	(300)
Repurchased securities (1)	(315)	(291)

	11,404	11,829

Local currency
Debêntures	823	814
National Economic and Social Development
Bank – BNDES	343	343
Debentures – (related party)	263	274
Others	85	84

	1,514	1,515

Total	12,918	13,344
Current portion of long-term debt	(1,052)	(1,199)

	11,866	12,145

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

6.	Financings (Continued)

b)	Long-term debt (Continued)

(1)	At March 31, 2005 and December 31, 2004, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies and some of the SPEs that the Company consolidates according to FIN 46, in the total amount of US$ 2,037 and US$ 2,013, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US$ 315 and US$ 291, respectively, and project financings, of US$ 1,722 and US$ 1,722, respectively. See also Note 8. Gains and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than par are recorded as premium or discounts and are amortized over the life of the notes. In the three month period ended March 31, 2005, PETROBRAS recognized net losses on extinguishment of debt of US$ 2 and had no debt reissuances.

•	Composition of foreign currency denominated debt by currency

	March 31, 2005	December 31, 2004
Currency
United States dollars	10,605	10,949
Japanese Yen	495	553
Euro	304	326
Others	—	1

	11,404	11,829

•	Maturities of the principal of long-term debt

  The long-term portion at March 31, 2005 becomes due in the following years:

2006	1,017
2007	2,168
2008	1,639
2009	897
2010	1,228
2011 and thereafter	4,917

11,866

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

6.	Financings (Continued)

b)	Long-term debt (Continued)

•	Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	March 31, 2005	December 31, 2004
Foreign currency
6% or less	4,063	4,769
Over 6% to 8%	2,431	2,178
Over 8% to 10%	4,527	4,552
Over 10% to 15%	383	330

	11,404	11,829

Local currency
6% or less	390	393
Over 8% to 10%	241	248
Over 10% to 15%	883	874

	1,514	1,515

	12,918	13,344

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

7.	Financial income (expenses), net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the three-month periods ended March 31, 2005 and 2004 are shown as follows:

	Three-month period ended March 31,
	2005	2004
Financial expenses
Loans and financings	(299)	(348)
Capitalized interest	112	64
Leasing	(15)	(16)
Project financings	(99)	(82)
Losses on derivative instruments	(86)	(61)
Repurchased securities losses	(2)	(58)
Others	(42)	(6)

	(431)	(507)
Financial income
Investments	30	80
Advances to suppliers	8	8
Government securities	7	5
Gain on fair value of gas hedge	232	—
Others	113	53

	390	146
Monetary and exchange variation
Monetary and exchange variation on monetary assets	27	38
Monetary and exchange variation on monetary liabilities	(18)	(64)

	9	(26)

	(32)	(387)

8.	Project financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects. Project financing special purpose entities are consolidated on a line by line basis and the project financings obligation represents the debt of the consolidated SPE with the third-party lender. The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

8.	Project financings (Continued)

The following summarizes the liabilities related to the projects that were in progress at March 31, 2005 and December 31, 2004:

	March 31, 2005	December 31, 2004
Barracuda/Caratinga	2,673	2,534
Companhia Locadora de Equipamentos Petrolíferos – CLEP (1)	1,709	1,700
Cabiúnas	956	1,045
Espadarte/Voador/Marimbá (EVM)	524	516
Nova Marlim	254	386
Marlim	549	593
Nova Transportadora do Sudeste – NTS	274	260
Nova Transportadora do Nordeste – NTN	190	141
PDET S.A.	184	111
Pargo, Carapeba, Garoupa and Cherne (PCGC)	48	67
Albacora	54	81
Others	26	—
Repurchased securities (2)	(1,722)	(1,722)

	5,719	5,712
Current portion of project financings	(1,694)	(1,313)

	4,025	4,399

(1)	Former Langstrand Holdings S.A.
(2)	At March 31, 2005 and December 31, 2004, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings. See also Note 6.

At March 31, 2005, the long-term portion of project financing becomes due in the following years:

2006	979
2007	987
2008	670
2009	597
2010	577
2011 and thereafter	215

4,025

As of March 31, 2005, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

PDET S.A.	727
Nova Transportadora do Sudeste – NTS	260
Nova Transportadora do Nordeste – NTN	331

1,318

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

9.	Capital lease obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At March 31, 2005, these assets had a net book value of US$ 1,485 (US$ 1,518 at December 31, 2004).

The following is a schedule by year of the future minimum lease payments at March 31, 2005:

2005	285
2006	293
2007	274
2008	241
2009	218
2010	171
2011 and thereafter	207

Estimated future lease payments	1,689

Less amount representing interest at 6.2% to 12.0% annual	(372)
Less amount representing executory costs	(2)

Present value of minimum lease payments	1,315
Less current portion of capital lease obligations	(263)

Long-term portion of capital lease obligations	1,052

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

10.	Thermoelectric liabilities

The balance of thermoelectric obligations was US$ 831 and US$ 1,095 at March 31, 2005 and December 31, 2004, respectively.

On August 13, 2004, the Board of Directors of PETROBRAS approved the financial conditions for the acquisition of 100% interest of Eletrobolt Thermoelectric plant. The documentation for acquisition of Sociedade Fluminense de Energia (SFE), the owner of Eletrobolt, was signed April 29, 2005, thus concluding the process for acquisition of that company. The agreed-upon price of its shares is US$ 65. As the purchase price closely approximates the book value of the assets recorded in Electrobolt and previously consolidated, this transaction is not expected to have a material impact to the financial statements.

In February of 2005, in order to facilitate the financial restructuring of Termorio, PETROBRAS acquired the remaining 50% interest Termorio´s voting capital from NRG for US$ 83 bringing its ownership to 100% of total and voting capital. The Company’s previous investment on Termorio was being accounted for in accordance to FIN 46 and the acquisition during the first quarter of 2005 was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to immateriality pro-forma information has not been presented.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

11.	Employees’ postretirement benefits and other benefits

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2004, the Company made contributions of U.S.$ 221 to pension and health care plans.

Net periodic benefit cost includes the following components:

	As of March 31,
	2005		2004
	Pension benefits	Health care benefits	Pension benefits	Health care benefits
Service cost – benefits earned during the period	34	17	34	11
Interest on projected benefit obligation	315	112	218	87
Expected return on plan assets	(195)	—	(153)	—
Amortization of net (gain)/ loss	82	31	61	21
Translation (gain)/ loss	1	(1)	(2)	(1)

	237	159	158	118
Employees’ contributions	(26)		(26)	—

Net periodic benefit cost	211	159	132	118

12.	Shareholders’ equity

The Company’s subscribed and fully paid-in capital at March 31, 2005 and December 31, 2004 consisted of 634,168,418 common shares and 462,369,507 preferred shares.

The dividends for the year ended 2004, as approved at the General Shareholder’s Meeting held March 31, 2005, amounted to US$ 1,900, corresponding to R$ 4.60 per share (US$ 1.73 per share calculated by year-end exchange rate), include the portion of interest on shareholders’ equity approved by the Board of Directors on September 17, 2004 and paid to the shareholders on February 15, 2005, amounting to US$ 1,239, corresponding to R$ 3.00 per share (US$ 1.13 per share calculated by year-end exchange rate). The balance of dividends (US$ 248) and the portion of the interest on shareholders’ equity (US$ 413) were made available to stockholders on May 17, 2005, the deadline stipulated pursuant to Articles 132, item II, and 205, paragraph 3, of the Brazilian Corporation Law (No. 6.404/76).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

12.	Shareholders’ equity (Continued)

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended March 31,
	2005	2004
Net income for the period	2,046	1,337

Less priority preferred share dividends	(319)	(242)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(437)	(332)

Remaining net income to be equally allocated to common and preferred shares	1,290	763

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	462,369,507

Basic and diluted earnings per share Common/ADS and Preferred/ADS	1.87	1,22

13.	Commitments and contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government’s continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily determinable.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

13.	Commitments and contingencies (Continued)

a)	Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by nature of claim:

	March 31, 2005	December 31, 2004
Labor claims	28	26
Tax claims	85	73
Civil claims	128	123
Commercials claims and other contingencies	33	35

	274	257

Contingencies for joint liability	107	107

Total	381	364

Current contingencies	118	131

Long-term contingencies	263	233

As of March 31, 2005 and December 31, 2004, in accordance with Brazilian law, the Company had paid US$ 770 and US$ 699, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

b)	Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

14.	Segment information

The following presents the Company’s assets by segment:

	As of March 31, 2005
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	3,022	7,220	1,045	2,141	1,742	6,450	(2,234)	19,386

Cash and cash equivalents	917	456	195	599	130	4,279	—	6,576
Other current assets	2,105	6,764	850	1,542	1,612	2,171	(2,234)	12,810

Investments in non-consolidated companies and other investments	7	818	303	540	20	89	—	1,777

Property, plant and equipment, net	21,119	6,501	4,705	4,200	1,023	625	(28)	38,145

Non current assets	1,650	355	1,506	349	262	5,768	(4,609)	5,281

Petroleum and alcohol account	—	—	—	—	—	282	—	282
Government securities	—	—	—	—	—	335	—	335
Other assets	1,650	355	1,506	349	262	5,151	(4,609)	4,664

Total assets	25,798	14,894	7,559	7,230	3,047	12,932	(6,871)	64,589

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

14.	Segment information (Continued)

	As of March 31, 2005
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Current assets	1,239	648	355	111	685	(897)	2,141

Cash and cash equivalents	114	93	29	6	357	—	599
Other current assets	1,125	555	326	105	328	(897)	1,542

Investments in non-consolidated companies and other investments	160	57	248	—	75	—	540

Property, plant and equipment, net	3,352	507	213	74	54	—	4,200

Non current assets	356	31	14	24	1,452	(1,528)	349

Other assets	356	31	14	24	1,452	(1,528)	349

Total assets	5,107	1,243	830	209	2,266	(2,425)	7,230

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

14.	Segment information (Continued)

	As of December 31, 2004
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents	878	496	178	490	104	4,710	—	6,856
Other current assets	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570

Investments in non-consolidated companies and other investments	8	919	307	516	25	87	—	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and alcohol account	—	—	—	—	—	282	—	282
Government securities	—	—	—	—	—	326	—	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

14.	Segment information (Continued)

	As of December 31, 2004
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Current assets	1,112	579	272	99	638	(760)	1,940

Cash and cash equivalents	151	45	2	6	286	—	490
Other current assets	961	534	270	93	352	(760)	1,450

Investments in non-consolidated companies and other investments	159	50	239	—	68	—	516

Property, plant and equipment, net	3,317	507	199	87	50	—	4,160

Non current assets	310	26	11	11	1,399	(1,441)	316

Other assets	310	26	11	11	1,399	(1,441)	316

Total assets	4,898	1,162	721	197	2,155	(2,201)	6,932

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

14.	Segment information (Continued)

Revenues and net income by segment are as follows:

	Three - month period ended March 31, 2005
	Exploration and Production (1)	Supply (1)	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	422	5,860	408	833	3,211	—		10,734
Inter-segment net operating revenues	4,992	2,795	250	179	49	—	(8,265)	—

Net operating revenues	5,414	8,655	658	1,012	3,260	—	(8,265)	10,734

Cost of sales	(2,044)	(7,261)	(509)	(521)	(2,925)	—	8,054	(5,206)
Depreciation, depletion and amortization	(342)	(152)	(22)	(115)	(22)	(17)	—	(670)
Exploration, including exploratory dry holes	(87)	—	—	(22)	—	—	—	(109)
Selling, general and administrative expenses	(76)	(261)	(74)	(86)	(180)	(198)	—	(875)
Research and development expenses	(25)	(9)	(3)	—	—	(38)	—	(75)
Other operating expenses	(13)	(11)	(51)	(14)	—		—	(89)

Costs and expenses	(2,587)	(7,694)	(659)	(758)	(3,127)	(253)	8,054	(7,024)

Equity in results of non-consolidated companies	—	4	(3)	22	—	—	—	23

Financial income (expenses), net	(55)	37	182	(155)	(13)	(28)	—	(32)
Employee benefit expense	—	(1)	—	—	—	(191)	—	(192)
Other taxes	(2)	(8)	(6)	(11)	(14)	(40)	—	(81)
Other expenses, net	(14)	(103)	(59)	69	(11)	(73)	—	(191)

Income (loss) before income taxes and minority interest	2,756	890	113	179	95	(585)	(211)	3,237

Income tax benefits (expense)	(963)	(289)	(58)	(47)	(36)	130	62	(1,201)

Minority interest	11	(11)	20	(10)	—	—	—	10

Net income (loss)	1,804	590	75	122	59	(455)	(149)	2,046

(1)	In 2005 revenues from commercialization of oil to third parties are being classified in accordance with the points of sale, which could be Exploration & Production or Supply segments. Until 2004, revenues from commercialization of oil were completely allocated to Exploration & Production. This classification generated no significant impact on the results reported for these segments and segments information has not been restated as it is impractical to gather and collect data for prior periods as to point of sale.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

14.	Segment information (Continued)

	Three - month period ended March 31, 2005
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	216	315	114	244	—	(56)	833
Inter-segment net operating revenues	323	354	8	1	—	(507)	179

Net operating revenues	539	669	122	245	—	(563)	1,012

Cost of sales	(122)	(563)	(95)	(286)	—	545	(521)
Depreciation, depletion and amortization	(90)	(16)	(3)	(3)	(3)	—	(115)
Exploration, including exploratory dry holes	(22)	—	—	—	—	—	(22)
Selling, general and administrative expenses	(24)	(15)	(2)	(16)	(29)	—	(86)
Other operating expenses	(14)	—	—	—	—	—	(14)

Costs and expenses	(272)	(594)	(100)	(305)	(32)	545	(758)

Equity in results of non-consolidated companies	1	5	2	—	14	—	22
Financial income (expenses), net	(109)	(2)	—	—	(44)	—	(155)
Other taxes	(1)	(1)	—	—	(9)	—	(11)
Other expenses, net	(2)	4	3	1	63	—	69

Income (loss) before income taxes and minority interest	156	81	27	(59)	(8)	(18)	179

Income tax benefits (expense)	(59)	(28)	(6)	21	25	—	(47)

Minority interest	(8)	(15)	(3)	9	2	5	(10)

Net income (loss)	89	38	18	(29)	19	(13)	122

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

14.	Segment information (Continued)

	Three - month period ended March 31, 2004
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	580	4,318	372	666	1,999	—	—	7,935
Inter-segment net operating revenues	3,532	1,739	89	46	38	—	(5,444)	—

Net operating revenues (1)	4,112	6,057	461	712	2,037	—	(5,444)	7,935

Cost of Sales	(1,705)	(5,227)	(495)	(324)	(1,825)	—	5,518	(4,058)
Depreciation, depletion and amortization	(316)	(67)	(23)	(111)	(9)	(7)	—	(533)
Exploration, including exploratory dry holes	(88)	—	—	(35)	—	—	—	(123)
Selling, general and administrative expenses	(56)	(198)	(29)	(72)	(122)	(132)	38	(571)
Research and development expenses	(24)	(13)	(1)	—	(1)	(13)	—	(52)
Other operating expenses	(22)	(16)	(19)	(5)	—	—	—	(62)

Costs and expenses	(2,211)	(5,521)	(567)	(547)	(1,957)	(152)	5,556	(5,399)

Equity in results of non-consolidated companies	—	6	26	21	—	1	—	54
Financial income (expenses), net	(75)	40	(82)	(131)	(7)	(132)	—	(387)
Employee benefit expense	—	—	—	—	—	(160)	—	(160)
Other taxes	(2)	(8)	(5)	(8)	(13)	(65)	—	(101)
Other expenses, net	(26)	24	17	(9)	(2)	(45)	—	(41)

Income (loss) before income taxes and minority interest	1,798	598	(150)	38	58	(553)	112	1,901

Income tax benefits (expense)	(627)	(192)	53	12	(20)	249	(32)	(557)
Minority interest	4	(7)	11	(15)	—	—	—	(7)

Net income (loss)	1,175	399	(86)	35	38	(304)	80	1,337

(1)	Net operating revenues and the cost of sales relative to the periods prior to third quarter of 2004 were reclassified between the International segment and the Supply segment in relation to offshore operations that were being allocated to the International segment. There was no significant impact on the results reported for these segments.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

14.	Segment information (Continued)

	Three - month period ended March 31, 2004
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	171	199	84	211	1	—	666
Inter-segment net operating revenues	252	260	7	4	—	(477)	46

Net operating revenues	423	459	91	215	1	(477)	712

Cost of sales	(109)	(400)	(76)	(213)	(1)	475	(324)
Depreciation, depletion and amortization	(88)	(15)	(3)	(2)	(3)	—	(111)
Exploration, including exploratory dry holes	(35)	—	—	—	—	—	(35)
Selling, general and administrative expenses	(21)	(12)	(1)	(15)	(23)	—	(72)
Other operating expenses	(5)	—	—	—	—	—	(5)

Costs and expenses	(258)	(427)	(80)	(230)	(27)	475	(547)

Equity in results of non-consolidated companies	1	6	4	—	10	—	21
Financial income (expenses), net	(87)	(2)	—	—	(42)	—	(131)
Other taxes	(5)	(1)	—	(2)	—	—	(8)
Other expenses, net	(6)	—	2	—	(5)	—	(9)

Income (loss) before income taxes and minority interest	68	35	17	(17)	(63)	(2)	38

Income tax benefits (expense)	(17)	(3)	—	5	27	—	12

Minority interest	(1)	(1)	—	—	(13)	—	(15)

Net income (loss)	50	31	17	(12)	(49)	(2)	35

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

Expressed in Millions of United States Dollars

(except when specifically indicated)

(Unaudited)

14.	Segment information (Continued)

Capital expenditures incurred by segment for the three-month periods ended March 31, 2005 and 2004 are as follows:

	Three-month period ended March 31,
	2005	2004
Exploration and Production	1,249	845
Supply	390	248
Gas and Energy	181	39
International
Exploration and Production	142	119
Supply	5	12
Distribution	2	3
Gas and Energy	24	0
Distribution	42	24
Corporate	97	33

	2,132	1,323

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

By:	/s/ José Sergio Gabrielli de Azevedo
Name:	José Sergio Gabrielli de Azevedo
Title:	Chief Financial Officer and Investor Relations Director

Date:  June 13, 2005